SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2003.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp Savings Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia 30531

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Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2003.

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp Savings Investment Plan

Name: s/s Karen Ward
Title: Senior Vice President

Dated: January 6, 2005

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Habersham Bancorp Savings Investment Plan
Financial Statements and Supplemental Schedule
December 2003 and 2002
(with Independent Accountants’ Report thereon)

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp Savings Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Habersham Bancorp Savings Investment Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule as of December 31, 2003. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for 2002 were audited by other auditors whose report dated August 1, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp Savings Investment Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is present for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
August 6, 2003

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Habersham Bancorp Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

Assets:	2003	2002
Cash	$14,914	13,916
Investments:
Money market accounts	684,989	1,537,333
Mutual funds	4,570,769	4,737,687
Common stock of Habersham Bancorp	1,035,878	794,736
Participant loans	66,893	107,316
Total investments	6,358,529	7,177,072
Total assets	6,373,443	7,190,988

Liabilities - excess contributions due to participants	14,930	11,000
Net assets available for benefits	$6,358,513	7,179,988

See accompanying notes to financial statements.

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Habersham Bancorp Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2003

Additions to net assets attributed to:
Contributions:
Employer	$123,856
Employee	349,210
Rollover	26,677
Total contributions	499,743
Investment income:
Interest	13,654
Dividends	49,744
Net increase in fair value of investments	1,269,720
Net investment income	1,333,118
Total additions	1,832,861
Deductions from net assets attributed to:
Benefit distributions to participants	2,653,936
Administrative fees	400
Total deductions	2,654,336
Decrease in net assets available for benefits	(821,475)
Net assets available for benefits:
Beginning of year	7,179,988
End of year	$6,358,513

See accompanying notes to financial statements.

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Habersham Bancorp Savings Investment Plan
Notes to Financial Statements

(1)   Description of the Plan
General
The following description of Habersham Bancorp Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”). Full-time employees become eligible to participate after the attainment of 16 years of age. Enrollment in the Plan is available twice annually on January 1 and July 1. Full-time employees are eligible for Company matching contributions after completion of one year of service with the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $12,000 in 2003. Rollover contributions from other qualified plans are permitted. At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 1	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future employer contributions. Forfeitures of $35,300 were used to reduce the Company’s contributions during 2003. Forfeitures of $11,472 were available at December 31, 2003, to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

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Habersham Bancorp Savings Investment Plan
Notes to Financial Statements, continued

(1)   Description of the Plan, continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 9.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company. These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)   Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of Habersham Bancorp stock at December 31, 2003 is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

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Habersham Bancorp Savings Investment Plan
Notes to Financial Statements, continued

(3)   Investments
The following table represents investments at December 31, 2003 and 2002:
	2003	2002
Money Market accounts:
Accessor U.S. Government Money Market Fund	$95,844	141,072
Federated Prime Obligations Fund	589,145	1,396,261
	684,989	1,537,333
Mutual funds:
Accessor Aggressive Growth Allocation Fund	210	7,755
Accessor Balanced Allocation Fund	276	257
Accessor Growth Allocation Fund	-	449
Accessor Growth Fund	739,137	837,217
Accessor Income and Growth Allocation Fund	-	257
Accessor Intermediate Fixed-Income Fund	329,514	304,913
Accessor International Equity Fund	182,795	147,385
Accessor Short-Intermediate Fixed Income Fund	86,843	68,633
Accessor Value Fund	327,213	298,759
Federated Capital Appreciation Fund	294,959	336,172
Federated GNMA Fund	306,261	353,886
Federated Kaufmann Fund	793,419	571,007
Federated Maximum Capital Fund	435,010	494,447
Federated Stock Trust Fund	550,461	494,732
Fidelity Advisor Equity Growth Fund	436,956	728,721
Goldman Sachs International Equity Fund	54,599	92,271
North Track Funds PSE Tech 100 Index Fund	33,116	826
	4,570,769	4,737,687
Common Stock:
Habersham Bancorp common stock	1,035,878	794,736
Participant loans	66,893	107,316
Total investments	$6,358,529	7,177,072

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $1,269,720 as detailed below:

Year Ended
December 31, 2003
Net Change in Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds	$950,081
Common Stock	319,639
Net change in Fair Value	$1,269,720

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Habersham Bancorp Savings Investment Plan
Notes to Financial Statements, continued

(3)   Investments, continued
Single investments representing more than 5% of the Plan’s net assets as of December 31, 2003 and 2002, are separately identified.

	2003	2002
Money Market Accounts:
Federated Prime Obligations Fund	$589,145	1,396,261
Mutual Funds:
Accessor Growth Fund	739,137	837,217
Accessor Intermediate Fixed-Income Portfolio	329,514	304,913
Accessor Value & Income Portfolio	327,213	298,759
Federated Kaufmann Fund	793,419	571,007
Federated Maximum Capital Fund	435,010	494,447
Federated Stock Trust Fund	550,461	494,732
Fidelity Advisor Equity Growth Fund	436,956	728,721
Common Stock - Habersham Bancorp	1,035,878	794,736
(4)   Tax Status
The Plan obtained its latest determination letter on November 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)   Party-In-Interest Transactions
The Plan received cash dividends of $49,744 on its investment in Habersham Bancorp common stock during 2003. In addition, the Plan receives accounting services from Federated. Federated is also the issuer of several of the Plan’s investments.

(6)   Reconciliation of Financial Statements to Form 5500
Differences exist between the financial statement amounts and the Form 5500. These differences are due to the excess contributions due to participants being recorded in 2003 for financial statement purposes and in 2004 for the Form 5500. The following is a reconciliation of net assets available for benefits at December 31, 2003, from the financial statements to Form 5500:

Net assets available for benefits per the financial statements	$6,358,513
Excess contributions due to participants	14,930
Net assets available for benefits per the Form 5500	$6,373,443

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2003:

Increase (decrease) in net assets available for benefits per the financial
statements	$(821,475)
Excess contributions due to participants	14,930
Increase in net assets available for benefits per Form 5500	$(806,545)

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Habersham Bancorp Savings Investment Plan
Notes to Financial Statements, continued

(7)   Plan Amendment
Effective January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

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Habersham Bancorp Savings Investment Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2003
EIN: 58-1563165 PN 001

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issuer, borrower,	of interest, collateral par or		Current
	lessor or similar party	maturity value	Cost	Value
	Cash	Cash	N/A	$14,914
	Money Market Accounts:
	Accessor U.S. Government Money Market Fund	Cash	N/A	95,844
*	Federated Prime Obligations Fund	Cash	N/A	589,145
	Mutual funds:
	Accessor Aggressive Growth Allocation Fund	16 mutual fund shares	N/A	210
	Accessor Balanced Allocation Fund	19 mutual fund shares	N/A	276
	Accessor Growth Fund	36,197 mutual fund shares	N/A	739,137
	Accessor Intermediate Fixed-Income Fund	27,165 mutual funds shares	N/A	329,514
	Accessor International Equity Fund	14,496 mutual fund shares	N/A	182,795
	Accessor Short-Intermediate Fixed Income Fund	7,130 mutual fund shares	N/A	86,843
	Accessor Value Fund	18,613 mutual fund shares	N/A	327,213
*	Federated Capital Appreciation Fund	12,357 mutual fund shares	N/A	294,959
*	Federated GNMA Fund	27,103 mutual fund shares	N/A	306,261
*	Federated Kaufmann Fund	159,963 mutual fund shares	N/A	793,419
*	Federated Maximum Capital Fund	19,360 mutual fund shares	N/A	435,010
*	Federated Stock Trust Fund	16,062 mutual fund shares	N/A	550,461
	Fidelity Advisor Equity Growth Fund	9,815 mutual fund shares	N/A	436,959
	Goldman Sachs International Equity Fund	3,555 mutual fund shares	N/A	54,599
	North Track Funds PSE Tech 100 Index Fund	1,622 mutual fund shares	N/A	33,116
	Common Stock:
*	Habersham Bancorp common stock	42,298 common stock shares	N/A	1,035,878

	Participant loans	Interest rates ranging from 5% to 9.5% with maturities through April 2018	-	66,893

* - Habersham Bancorp and Federated are parties-in-interest to the Plan.

N/A - Value is not applicable due to investment being participant directed

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